UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 30, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A. Ordinary and Extraordinary General Meeting 2026 Consolidated Synthetic Map Source: Bookkeeper, Central Depository and Votes Received Directly Approve (Yes) Reject (No) Abstain 377,310,476 939,707 65,920,618 15.77% 0.04% 2.76% 444,142,120 1,154 27,527 18.57% 0.00% 0.00% 444,138,925 1,262 30,614 18.57% 0.00% 0.00% 32,548,411 410,718,487 903,903 1.36% 17.17% 0.04% 444,134,274 1,554 34,973 18.57% 0.00% 0.00% 442,588,350 1,546,713 35,738 18.50% 0.06% 0.00% 16,043,395 427,867,579 259,827 0.67% 17.89% 0.01% 221,931,212 221,776,239 463,350 9.28% 9.27% 0.02% Approve (Yes) Reject (No) Abstain 447,747,848 2,036 30,117 18.72% 0.00% 0.00% 447,748,421 1,546 30,034 18.72% 0.00% 0.00% Resolution 2 - Amendment and Restatement of the Company’s By-laws Resolution 3 - To resolve on the classification of the candidate Mr. Denísio Augusto Liberato Delfino for the position of independent member of the Board of Directors Number of Shares / Percentage of Participants Annual Shareholder's Meeting Resolution 1 - Financial Statements 2025 Resolution 2 - Allocation of the Results 2025 Resolution 1 - Cooperation and Support Agreement Resolution 4 - To ratify the appointments of Mr. Denísio Augusto Liberato Delfino and Mr. Camillo Greco as Members of Board of Directors Resolution 5 - To resolve on the composition of the Fiscal Council of the Company Resolution 6 - Indication of all the names that make up the slate Resolution 7 - If one of the candidates leaves the single group to accommodate the election in a separatemanner, the votes corresponding to your shares can still be given to the chosen group? Resolution 8 - Compensation Proposal 2026 Extraordinary Shareholder's Meeting #Classificado como Público

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: March 30, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer